

17004512



SECURITIES AND EXCHANGE ~~~~
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
∠FORM X-17A-5₎
PART III**


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SEC FILE NUMBER
8-52463

**FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crestone Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1048 Pearl Street, Suite 450

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Boulder	CO	80302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doug Bonnette   (303)442-4447

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP

(Name – *if individual, state last, first, middle name*)

7979 East Tufts Avenue, Suite 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

CM   αβ

OATH OR AFFIRMATION

I, Doug Bonnette _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Crestone Securities LLC _____ , as

of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

```
SARAH RATH
Notary Public
State of Colorado
Notary ID # 20164042148
My Commission Expires 11-03-2020
```

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CRESTONE SECURITIES LLC

Financial Statements
and
Independent Auditors' Report

December 31, 2016

CRESTONE SECURITIES LLC

Table of Contents



EKS&H

AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Audit Committee
Crestone Securities LLC
Boulder, Colorado

We have audited the accompanying statement of financial condition of Crestone Securities LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crestone Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

EKS&H LLLP

February 7, 2017
Denver, Colorado

CRESTONE SECURITIES LLC

Statement of Financial Condition
December 31, 2016

Assets

Assets		
Cash	$	59,389
Deposit with the clearing broker		50,000
Prepaid expenses		15,333
Total assets	$	124,722

Liabilities and Member's Equity

Liabilities	$	-
Contingencies		
Member's equity		124,722
Total liabilities and member's equity	$	124,722

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Operations
For the Year Ended December 31, 2016

Revenue		
Mutual fund marketing and distribution fees – related party	$	9,577
Service fees - related party		276,000
Total revenue		285,577
Expenses		
Clearing fees		214,500
Management fees - related party		108,000
General and administrative		31,678
Professional fees		12,500
Total expenses		366,678
Net loss	$	(81,101)

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance - December 31, 2015	$	123,823
Contributions from member		82,000
Net loss		(81,101)
Balance - December 31, 2016	$	124,722

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(81,101)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Prepaid expenses		(2,240)
Net cash used in operating activities		(83,341)
Cash flows from financing activities		
Contributions from member		82,000
Net decrease in cash		(1,341)
Cash - beginning of year		60,730
Cash - end of year	$	59,389

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Crestone Securities LLC (the "Company") is a Colorado limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was formed on January 4, 2000 and commenced operations in August of 2000. The Company's operating agreement calls for the Company to cease existence in February 2020. The Company's sole member is Crestone Capital, LLC. The Company serves as the broker-dealer for certain security trades executed in portfolios managed by an affiliate of its sole member.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of entities affiliated through common ownership. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated with unaffiliated parties.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of December 31, 2016.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and deposits with the clearing broker. The Company places its temporary cash investments and deposits with the clearing broker, which management believes is a high-credit, quality financial institution.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, deposit with the clearing broker, and other assets approximated fair value as of December 31, 2016 because of the relatively short maturity of these instruments.

CRESTONE SECURITIES LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Deposit With the Clearing Broker

Deposit with the clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis, which is the date that the transactions are executed. Service fees are recognized in the period during which they are earned.

Income Taxes

The Company is not considered a separate taxable entity for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The result of the reassessment of tax positions in accordance with these provisions did not have an impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the audit report date, which is the date the financial statements were available to be issued. There were no material subsequent events requiring recognition or additional disclosure as of that date.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for an affiliate of its sole member. All of the Company's revenue is derived from mutual fund marketing and distribution fees relating to securities transactions executed in portfolios managed by an affiliate of its sole member and from service fee revenue as described below. Mutual fund marketing and distribution fees earned for the year ended December 31, 2016 were $9,577.

The Company entered into a service fee agreement with an affiliate of its sole member in which the Company has agreed to provide brokerage services in exchange for a monthly fee of $23,000. Service fees earned for the year ended December 31, 2016 were $276,000.

The Company has a management agreement with its sole member whereby the Company is provided office space and administrative support for a monthly fee of $9,000. The Company incurred $108,000 of expenses under the agreement for the year ended December 31, 2016, all of which was paid during 2016.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital at December 31, 2016 was $109,389. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's indebtedness to net capital ratio was 0 to 1 as of December 31, 2016.

Note 4 - Contingencies

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's clearing deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital

Total member's equity	$	124,722
Deductions		
Non-allowable assets – prepaid expenses		(15,333)
Net capital		109,389
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000

Aggregate Indebtedness

Excess net capital	$	104,389
Aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital		0%

Note: There are no differences in the above computation of net capital pursuant to SEC Rule 15c3-1 and the corresponding computation as filed by the Company with the unaudited Form X-17a-5 as of December 31, 2016.



AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Audit Committee
Crestone Securities LLC
Boulder, Colorado

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Crestone Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP

EKS&H LLLP

February 7, 2017
Denver, Colorado

Crestone Securities LLC
EXEMPTION REPORT

Crestone Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2016.

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the fiscal year ended December 31, 2016 without exception.

Crestone Securities LLC

I, Doug Bonnette, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Financial Operations Principal
Crestone Securities LLC

February 7, 2017